UNITED STATES OF AMERICA
                                        before the
                            SECURITIES AND EXCHANGE COMMISSION


                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      ______________________________________________
In the matter of

CSW Energy, Inc.                                       REPORT FOR PERIOD
1 Riverside Plaza                                     January 1, 2002 to
Columbus, Ohio                                           March  31, 2002

File No.  070-08205                                  PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.



                                                                 Exhibit A

                                                              CSW Energy, Inc.

                                                      LETTERS OF CREDIT AND GUARANTEES
                                                          Pursuant to Order 70-8205
                                                              at March 31, 2002


                                        FEES   FEES      REFERENCE
     PROJECT        *     AMOUNT         PD   PAYABLE     NUMBER      MATURITY    BENEFICIARY    OBLIGOR    PURPOSE       AUTHORITY
                  ------

 Trent Wind Farm   LC      $2,575,000   N/A    0.28%    SBLC0023/00   May 2002    TXU Electric     CSW    Construction    70-8205
                                                                                   Company                Performance



*  G   - Guarantee
    LC - Letter of Credit



                              S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 13th day of May, 2002.

                                      CSW Energy, Inc.


                                               /s/  Armando Pena
                                      _____________________________

                                               Armando Pena

                                               Treasurer